Via Facsimile and U.S. Mail
Mail Stop 6010

October 4, 2007

Mr. Geoffrey R. Banta
Executive Vice President and Chief Financial Officer
AMERISAFE, Inc.
2301 Highway 190 West
DeRidder, Louisiana   70634

Re: **AMERISAFE, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 5, 2007
        File No. 001-12251

Dear Mr. Banta:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief